UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ORBIT INTERNATIONAL CORP.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
685559304
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Taylor H. Wilson, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5000

CUSIP No.	685559304

1	NAMES OF REPORTING PERSONS Atlas Advantage Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		158,906

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		158,906

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	158,906

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.4%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
1 Based upon 4,694,825 shares of common stock outstanding as of November 10, 2010, as disclosed in the Form 10-Q for the quarter ended September 30, 2010 filed by the issuer with the U.S. Securities and Exchange Commission on November 15, 2010.

CUSIP No.	685559304

1	NAMES OF REPORTING PERSONS Atlas Capital L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		134,390

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		134,390

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	134,390

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.9%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
2 Based upon 4,694,825 shares of common stock outstanding as of November 10, 2010, as disclosed in the Form 10-Q for the quarter ended September 30, 2010 filed by the issuer with the U.S. Securities and Exchange Commission on November 15, 2010.

CUSIP No.	685559304

1	NAMES OF REPORTING PERSONS Atlas Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		293,296

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		293,296

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	293,296

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.2%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN/IA/HC
3 Based upon 4,694,825 shares of common stock outstanding as of November 10, 2010, as disclosed in the Form 10-Q for the quarter ended September 30, 2010 filed by the issuer with the U.S. Securities and Exchange Commission on November 15, 2010.

CUSIP No.	685559304

1	NAMES OF REPORTING PERSONS RHA, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		293,296

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		293,296

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	293,296

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.2%[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO/HC
4 Based upon 4,694,825 shares of common stock outstanding as of November 10, 2010, as disclosed in the Form 10-Q for the quarter ended September 30, 2010 filed by the issuer with the U.S. Securities and Exchange Commission on November 15, 2010.

CUSIP No.	685559304

1	NAMES OF REPORTING PERSONS Robert H. Alpert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		293,296

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		293,296

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	293,296

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.2%[5]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC
5 Based upon 4,694,825 shares of common stock outstanding as of November 10, 2010, as disclosed in the Form 10-Q for the quarter ended September 30, 2010 filed by the issuer with the U.S. Securities and Exchange Commission on November 15, 2010.

Item 1.
(a)	Name of Issuer
ORBIT INTERNATIONAL CORP.
(b)	Address of Issuer’s Principal Executive Offices
80 Cabot Court, Hauppauge, New York 11788
Item 2.
(a)	Name of Person Filing
This statement is jointly filed by and on behalf of each of Atlas Advantage Master Fund, L.P., Atlas Capital L.P., Atlas Capital Management, L.P., RHA, Inc. and Robert H. Alpert. Atlas Advantage Master Fund and Atlas Capital are the record and direct beneficial owners of the securities covered by this statement. Atlas Capital Management is the general partner of Atlas Capital and serves as investment adviser to Atlas Advantage Master Fund, and therefore may be deemed to indirectly beneficially own securities owned by Atlas Advantage Master Fund and Atlas Capital. RHA, Inc. is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Atlas Capital Management. Robert H. Alpert is the president and sole director of, and may be deemed to indirectly beneficially own securities owned by, RHA.
Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.
Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of each of the reporting persons is 8214 Westchester Drive, Suite 650, Dallas, Texas 75225.
(c)	Citizenship
See Item 4 on the cover page(s) hereto.
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
685559304

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.
(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2011	ATLAS ADVANTAGE MASTER FUND, L.P.
	By:	Atlas Capital Management, L.P., its investment adviser

	By:	RHA, Inc., its general partner

By:	/s/ Robert H. Alpert
Name:	Robert H. Alpert
Title:	President

ATLAS CAPITAL L.P.
By:	Atlas Capital Management, L.P., its general partner

By:	RHA, Inc., its general partner

By:	/s/ Robert H. Alpert
Name:	Robert H. Alpert
Title:	President

ATLAS CAPITAL MANAGEMENT, L.P.
By:	RHA, Inc., its general partner

By:	/s/ Robert H. Alpert
Name:	Robert H. Alpert
Title:	President

RHA, INC.
By:	/s/ Robert H. Alpert
	Name:	Robert H. Alpert
	Title:	President

ROBERT H. ALPERT
/s/ Robert H. Alpert

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.2	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G relating to the common stock of the issuer filed June 21, 2010 by the reporting persons with the Commission)